Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

Justin W. Chairman
215.963.5061
jchairman@morganlewis.com

March 8, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	David L. Orlic, Special Counsel Office of Mergers and Acquisitions, Division of Corporation Finance

Re:	Safeguard Scientifics, Inc. Schedule TO-I Filed on February 18, 2011 File No. 005-19574

Dear Mr. Orlic:

This letter sets forth the responses of Safeguard Scientifics, Inc. (the “Company”) to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Brian J. Sisko, Esquire, General Counsel of the Company, dated February 28, 2011, with respect to the above-referenced filing.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

General

1.	You appear to have registered the offer and sale of the 2.625% Convertible Senior Subordinated Notes under the Securities Act of 1933. Accordingly, the notes appear to be a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that this offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3 to this transaction. As a preliminary matter, your disclosure indicates that DTC is the only record holder of the notes. Please advise on how you arrived at this determination. Refer to Rule 12g5-1 under the Exchange Act and Question 152.01 of the Compliance and Disclosure Interpretations relating to the Exchange Act Rules.

The Company acknowledges the Staff’s comment. As explained in further detail below, the Tender Offer (as defined below) is not a “Rule 13e-3 transaction” as defined by Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and said rule is not applicable to the Tender Offer.

As an initial matter, the Company notes that with respect to the Staff’s question regarding the number of record holders of the 2.625% Convertible Senior Subordinated Notes (the “Notes”), calculated in accordance with Rule 12g5-1 under the Exchange Act and Question 152.01 of the Compliance and Disclosure Interpretations relating to the Exchange Act Rules, the Company has requested from DTC, through the trustee for the Notes, DTC’s Security Position Listing Report listing the institutions that held positions in the Notes on February 18, 2011, when the tender offer for the Notes (the “Tender Offer”) was commenced. The Security Position Listing Report confirms that as of that date, a total of 26 accounts held through DTC, which in turn was the only holder of the Notes as reflected in the records of the trustee. As such, under the rule and guidance noted by the Staff, the Notes were held of record by 26 holders as of the date the Tender Offer was launched.

With respect to whether the Tender Offer constitutes a “Rule 13e-3 transaction,” as defined in Rule 13e-3 under the Exchange Act, the Company notes that a Rule 13e-3 transaction is defined as (emphasis added) “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.” This response assumes without analysis that the Tender Offer is a transaction of the type described in paragraph (a)(3)(i) of Rule 13e-3.

With respect to the latter portion of the definition of a Rule 13e-3 transaction, clause (B) of paragraph (a)(3)(ii) is inapplicable. The only portion of Clause (A) of said paragraph (a)(3)(ii) that would be applicable is that portion referencing “suspension under Rule 12h-3 or Section 15(d).” In other words, the Tender Offer will only be deemed a “Rule 13e-3 transaction” if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, the suspension of the Company’s reporting obligations with respect to the Notes under Rule 12h-3 or Section 15(d).

The Company notes that as to the “purpose” of the Tender Offer, the sole and entire purpose is to comply with the Company’s repurchase obligations under the Indenture governing the Notes. In terms of whether the Tender Offer has a reasonable likelihood of producing, either directly or indirectly, the suspension of the Company’s reporting obligations with respect to the Notes under Rule 12h-3 or Section 15(d), the Company submits that it does not indeed have any such effect. A prerequisite for eligibility for suspension under Rule 12h-3 and Section 15(d) is that the securities must be held of record by less than 300 persons. The Notes were already held of record by far fewer than that number of persons prior to the Tender Offer. Thus, to the extent that the reporting obligations with respect to the Notes may be eligible for suspension under Rule 12h-3, it is not the Tender Offer that has produced that result, either directly or indirectly. Thus, the Tender Offer is not a Rule 13e-3 transaction, and said rule is not applicable to the Tender Offer.

2.	We note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit 99(a)(5). Please be aware that the safe harbor is not available for statements made in connection with a tender offer, and refrain from making similar references in the future filings relating to this transaction. See Section 21E(b)(2)(C) of the Exchange Act and Question 2 of Section I.M of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001), available on our website.

The Company notes the Staff’s comment, and will refrain from making similar references in future filings relating to this transaction.

* * * * *

In connection with this response, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 215.963.5061 if you have any questions or comments with regard to these responses.

Sincerely,

/s/ Justin W. Chairman

Justin W. Chairman

cc:	Brian J. Sisko, Esquire Richard B. Aldridge, Esquire